Brad Skinner, Esq. Branch Chief, Division of Corporation Finance Securities and Exchange Commission 100 F Street Washington, D.C. 20549 U.S.A.
October 3, 2005

RE:	TRIPLE P N.V. FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 FILED JUNE 3, 2005 FILE NUMBER 000-27346

Dear Mr. Skinner:

This is in response to the Staff’s comment letter of September 15, 2005 (the “Comment Letter”), relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 20-F”) of Triple P N.V. (“Triple P”, “we” or the “Company”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Management’s Discussion and Analysis, Page 8

Staff’s comment

1.                                      We note your master-agreement with the Department of Justice in The Netherlands, which generated approximately 28.5% of total revenues in 2004. Your disclosure on pages 4 and F-11 indicate that this agreement expired and has been temporarily extended until July 1, 2005. Tell us whether or not this agreement has since been renewed and if not tell us how the expiration of this agreement or portions thereof will impact operations. If this agreement was not renewed, how do you plan to replace this revenue stream? Tell us what consideration you have given to discussing this agreement and the impact of its expiration on your operations, financial position and liquidity in MD&A.

Response:

Until July 2005, the Company maintained a master-agreement with the Department of Justice in The Netherlands, under which more than one hundred separate entities ordered Information and Communication Technology Systems (“ICT-systems”) from the Company. The original master-agreement expired in September 2004 and was temporarily extended in part until July 2005, at which time the Department of Justice split the products and services provided under the extended master-agreement into six separate contracts. The Company was awarded two of these new contracts.

As a result of the expiration of the master-agreement and the receipt of the two new contracts, total expected sales to the Department of Justice will decrease significantly from EUR 21.2M in 2004 to EUR 7.0M in 2005. Gross profit resulting from the sales to this customer will decrease by approximately EUR 0.5M in 2005, or 4% of total gross profit for 2004.

To offset the expected impact of the loss of the original master-agreement with the Department of Justice, in the third quarter of 2004, the Company decided to accelerate the implementation of its strategy of focusing on performing services with a higher gross margin and phasing out low margin activities, as disclosed in Item 4 of the 2004 20-F.

In addition, as disclosed in Item 5 “Results of Operations” of the 2004 20-F, cost reduction measures were taken in 2004 to deal with the partial loss of the contract.

Based on this strategy, the Company did not believe that the uncertainty related to the renewal of the Department of Justice contract would result in a material effect on the Company’s income from continuing operations, profitability, liquidity, or capital resources.  Additionally, the Company did not expect that the nonrenewal of the master-agreement would result in reported financial information to cease to be indicative of future operating results or financial condition.  Accordingly, the Company determined that the uncertainty related to the renewal of the Department of Justice contract would be best disclosed in Item 3.D., “Risk Factors” and no separate disclosure within MD&A was provided.

FINANCIAL STATEMENTS

Consolidated Statements of Operations, page F-4

Staff’s comment

2.                                      We note that you do not separately report sales and cost of sales for sales of products and services. Explain to us why you believe this presentation complies with the requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Response:

The Company respectfully refers the Staff to the disclosure provided in Note 13 on page F-22 of the 2004 20-F.  In response to the Staff’s comment, the Company will separately report sales and cost of sales of products and services on the face of the income statement in accordance with Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X in future 20-F filings.

Note 2 Summary of Significant Accounting Policies – Revenue Recognition, Page F-12

Staff’s comment

3.                                      For the systems arrangements where you do not provide installation or installation is inconsequential, your disclosure indicates that one of the revenue recognition criteria is that title has transferred from the third party. To help us understand your accounting in this area, provide the following supplemental information:

•                  Tell us when the title typically transfers from the third party and to whom it transfers;

•                  Explain how the parties involved with, and the timing of, title transfer impacts your pattern of revenue recognition, and;

•                  Tell us whether you are reporting sales of third party hardware and software on a gross or net basis. Provide an analysis of EITF 99-19 that supports your presentation.

Response:

Title and risk of loss typically transfer to the Company from its suppliers upon receipt of the related inventory at the Company’s locations.  The Company maintains no consignment arrangements with its suppliers.  Title and risk of loss transfer to the Company’s customers upon acceptance by the customers at their sites, which normally occur within one day of shipment from the Company’s locations.

Based on our analysis of the Company’s contracts and indicators under EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent”, the Company acts as a principal in its sales transactions rather than as an agent, and therefore, records revenues based on gross amounts received from its customers.  A discussion of the factors considered and the impact such factors have on this conclusion follows:

The Company is the primary obligor in the arrangement — The Company is responsible for fulfillment, including the acceptability of the products and services purchased by its customers.  Representations made by the Company during its marketing efforts and the terms of the Company’s sales contracts frequently indicate that the Company is responsible for fulfilling the ordered products and services.

The Company has general inventory risk (before customer order is placed or upon customer return) — As indicated above, the Company takes title and assumes risk of loss for product inventory prior to customer orders (that is, the Company maintains the product in inventory) and takes title to product when it is returned by customers when the customer exercises its right of return.  The risk of loss is not mitigated by any of its suppliers through either the right to return unsold products to its suppliers or inventory price protection mechanisms.

The Company has latitude in establishing price — The Company establishes the prices it charges to its customers through sales contracts entered into with customers independently of the Company’s suppliers.

The Company performs part of the service — Although the systems sold by the Company are not modified, the Company performs additional services ordered by customers. These additional services may include any combination of detailed infrastructure design, an implementation plan for the required migration from an existing configuration, installation and implementation services for delivered systems.

The Company is involved in the determination of product or service specifications — Under many sales contracts, the Company determines the nature, type, characteristics, and specifications of the products or services ordered by the customer.

The Company has credit risk — The Company assumes the full credit risk for the amounts billed to its customers.  The Company must pay the amounts owed to its suppliers after the suppliers perform, regardless of whether the Company’s sales prices to its customers are fully collected.

Although the Company has limited discretion in supplier selection due to the nature of the products ordered and the limited number of global suppliers, this indicator of net reporting does not outweigh those factors above that establish the Company as the principal and validate gross revenue reporting.

Staff’s comment

4.                                      For the systems arrangements where you provide installation and installation is not deemed inconsequential, your disclosure indicates that you defer revenue until all obligations are fulfilled. Tell us how you determined that deferral of revenue is appropriate. Tell us how you have applied the guidance of paragraphs 63-71 of SOP 97-2 to these arrangements. As part of your response, tell us whether you have concluded that installation services are essential to the functionality of other elements. Explain the basis for your conclusion.

Response:

After considering the Staff’s comment and reviewing the corresponding disclosure in the 2004 Form 20-F, the Company believes this disclosure is being misinterpreted to imply that revenue on all systems arrangements is deferred until completion of the installation because the installation services do not qualify as a separate unit of accounting and are essential to the functionality of other elements.  In fact, as more fully described below, installation services do represent a separate unit of accounting and are not considered to be essential to the functionality of other elements.  Accordingly, the fair value of only these services is deferred and recognized when installation is complete.

The Company has determined that installation services qualify as a separate unit of accounting under EITF 00-21 because the deliverable meets the separation criteria under paragraph 9.  Specifically, (a) the delivered items (i.e. systems including hardware and software) have stand-alone value to the customer as systems are sold separately by the Company’s competitors and installation can be done by any qualified installation/service engineer, (b) there is objective and reliable third-party evidence of the fair value of installation and (c) installation is in the control of the Company and is considered to be probable based on the Company’s history of performance. As a result, installation is considered a separate unit of accounting.

The Company also believes that the installation is not inconsequential, but does not believe that installation is essential to the functionality of the other elements of its arrangements based on the Interpretive Response to SEC Staff Accounting Bulletin Topic 13-A.3(c), Question 3.  The Interpretive Response to Question 3 identifies the following examples of indicators that installation is not essential to the functionality of equipment, all of which are present in the Company’s sales arrangements:

•              The equipment is a standard product;

•              Installation does not significantly alter the equipment’s capabilities; and

•              Other companies are available to perform the installation.

Accordingly, total arrangement consideration is allocated to each separate unit of accounting as prescribed by EITF 00-21.

Additionally, the Company has considered the guidance in paragraphs 63-71 of SOP 97-2, as interpreted by EITF Issue No. 03-05, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”.  Because the software included in all arrangements is off-the-shelf software that is not modified and the full use of the hardware is not dependent upon the software sold by the Company, the software is not considered to be essential to the functionality of any other element in the arrangement.  Accordingly, the arrangements offered by the Company include no software-related elements that are required to be accounted for under SOP 97-2.

Staff’s comment

5.                                      The disclosure regarding of multiple element arrangements appearing under this note indicates, in part, that you allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The disclosure also indicated that, in the absence of fair value for undelivered items, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for all elements until all systems and services are delivered. To help us understand your accounting in this area, tell us the following:

•                  For the specific elements included in your multiple element arrangements, explain how you determine whether service elements qualify for accounting as separate elements;

•                  Explain whether there are circumstances or conditions, other than the lack of fair value for undelivered elements, which result in revenue deferral;

•                  For all arrangements where revenue is deferred, clarify and explain the basis for your revenue recognition pattern. For example, explain why revenue for arrangements in which you lack fair value of undelivered elements is recognized after all systems and services are delivered. Explain why this revenue is not recognized as services are delivered.

As part of your response, explain how you have applied pars. 63 to 71 of SOP 97-2 to these arrangements.

Response:

The Company’s multiple-element arrangements generally include any combination of the delivery of systems, detailed infrastructure design, implementation plans for the required migration from an existing configuration, installation and/or implementation services for delivered systems.  The fair value for each of these deliverables is generally readily determinable by reference to either the price of the deliverable when it is regularly sold on a stand-alone basis or third-party evidence of fair value (for example, prices of the Company’s or any competitor’s largely interchangeable services in sales to similarly situated customers).

The following discussion elaborates on the criteria in EITF 00-21 that are considered in determining whether a separate unit of accounting exists in an arrangement with multiple deliverables:

1.               The delivered item has value to the customer on a stand-alone basis.

2.               There is objective and reliable evidence of the fair value of the undelivered item(s).

3.               The arrangement does not include a general right of return relative to the delivered item, delivery or performance of the undelivered item(s).

With respect to the first criterion, the Company currently sells systems separately.  In addition, each of the elements can readily be purchased separately from numerous vendors.

With respect to the second criterion, sufficient evidence of fair value must exist to bifurcate the elements.  Paragraph 16 of Issue 00-21 discusses the use of fair value, stating that “The use of VSOE of fair value is preferable in all circumstances in which it is available.  Third party evidence of fair value is acceptable if VSOE of fair value is not available.”  The Company has determined that sufficient evidence of the fair value of each element generally exists, based on the availability of these services from multiple vendors in the marketplace and in certain circumstances, actual historical pricing information of the element when sold separately to other customers or through prices charged for renewal periods.

With respect to the third criterion, general rights of return relative to the delivered item are infrequently provided.  However, in all such circumstances, delivery or performance of the undelivered items is considered probable and substantially in the control of the Company.

Accordingly, the Company’s multiple element arrangements are bifurcated into separate units of accounting for the purpose of revenue recognition when all of the above criteria are met.  Because in these arrangements there is objective and reliable evidence of fair value for all units of accounting in the Company’s multiple-element arrangements, the arrangement consideration is allocated to the separate units of accounting based on their relative fair values.

As of December 31, 2004 and 2003, the Company maintained no arrangements which resulted in revenue deferral because the criteria in paragraph 9 of EITF 00-21 were not met.

We respectfully refer the Staff to the Company’s response to Comment 4 above for our consideration of paragraphs 63 to 71 of SOP 97-2.

Staff’s comment

6.                                      Your disclosure on page 6 discusses how customers purchase hardware upgrades and increased network capacity subsequent to the initial sale. Tell us how you are accounting for these additional purchases of hardware and increased network capacity. Your response should address:

•                  Whether you consider these as separate contracts from the initial contracts;

•                  The timeframe of when these subsequent purchases are negotiated and agreed upon compared to the initial sale, and;

•                  The consideration you have given to TPA 5100.39.

Response:

Although our customers frequently purchase hardware upgrades and increased network capacity subsequent to the initial sale, these upgrades typically are negotiated or executed within a short time frame of the initial sale and are effectively amendments to the existing arrangement.  Consequently, the Company evaluates the initial sale and subsequent upgrade as a single arrangement in considering whether there are more units of accounting under the provisions of EITF 00-21.  We believe that AICPA Technical Practice Aid 5100.39, “Software Revenue Recognition for Multiple-Element Arrangements”, provides analogous guidance that further supports this conclusion.

The Company respectfully advises the Staff that the pricing terms of the upgrades have historically been similar to the terms of the initial sale and no hardware upgrades have been delivered in an accounting period other than the period of the initial sale.

* * * * *

In connection with this response, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please send a copy of any additional correspondence to the undersigned at Ir. D.S. Tuynmanweg 10, 4131 PN Vianen, The Netherlands, facsimile 00 31 347353666. If you would like to discuss any aspect of the Company’s response, please call me at 00 31 347353650 or Alfred Popken of Deloitte & Touche L.L.P. at (212) 436-3693.

Sincerely,

/s/ Fezi Khaleghi Yazdi

Fezi Khaleghi Yazdi

Cc:	The Securities and Exchange Commission
Melissa Rocha, Esq.

Triple P N.V.
Peter Blokhuis

Deloitte Accountants B.V./Deloitte & Touche L.L.P.
Pieter van de Goor
Alfred Popken

Wilmer Cutler Pickering Hale and Dorr LLP
Thomas S. Ward, Esq.